Exhibit 99.4

NICE Launches FluenCX, a Revolutionary Approach to Deliver Digital-First Customer Experience

FluenCX is a complete suite of digital CX solutions harnessing data and AI to deliver intent-driven smart self-service

Hoboken, N.J., October 24, 2022 – NICE (Nasdaq: NICE) today announced the launch of FluenCX, a complete, integrated suite of digital CX solutions, created to deliver the best outcomes using AI to understand customer data and build exceptional, orchestrated customer journeys. FluenCX’s robust suite of solutions builds a seamless relationship between a customer and brand by targeting areas for conversational AI and automation to then match the best solutions – self-service or human to fit those outcomes. FluenCX allows organizations to provide service beyond the contact center, meet customers where their journeys begin, and surpass expectations by meeting customers at any touchpoint, anytime, anywhere—and integrating with any CX provider’s platform – wrapping all interactions, reporting, and analytics into a single cohesive experience.

Fulfilling the promise of Customer Experience Interactions (CXi), the FluenCX suite of solutions is fuelled by Enlighten XO to clearly understand intent and act accurately in real-time. By focusing first on outcomes and data, FluenCX enables smart, human-level, proactive self-service at every step of a customer’s journey, helping brands get smarter with every interaction. This data-first approach to matching solutions to the most pressing pain points is the core of FluenCX’s efficacy: the process targets the most impactful and important use cases, saving brands time, effort, and money while increasing customer satisfaction and loyalty by laser-targeting the areas of most urgent need.

“FluenCX takes customer experience to the next level by delivering the best digital self-service and conversational AI experiences for any brand and is an integral part of CXi,” said Barry Cooper, President, CX Division, NICE. “By prioritizing the customer’s expectation for digital fluency, fuelled by data, brands can seamlessly identify the best opportunities to improve automation and plug service gaps. This propels customer experience beyond the contact center and reinforces the value and flexibility of a single, cloud-native platform to reduce costs while increasing customer satisfaction.”

“FluenCX shows NICE’s commitment to delivering on the CXi story,” said Keith Dawson, Vice President and Research Director at Ventana Research. “This family of solutions provides tangible and immediate benefits to any digital CX or self-service pains. FluenCX demonstrates how these solutions both save companies money while also improving customer satisfaction which makes NICE stand out in the market.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.